

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A (Tier 2 Offering), related to post-qualification amendment, of our Independent Auditor's Report dated June 28, 2021 relating to the balance sheets of Innovative Health Solutions, Inc. as of December 31, 2020 and 2019, and the related statements of operations and accumulated deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Watermark CPA Grp LLC

Watermark CPA Group, LLC
Indianapolis, Indiana

August 10, 2021

Watermark CPA Group, LLC
5975 Castle Creek Pkwy N. Dr., Suite 355
Indianapolis, IN 46250

T. 317.805.0805
F. 317.805.0802
www.thewatermarkgrp.com